SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 25, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you, as a Material Event, that in its session held on February 25, 2021, the Company’s Board of Directors agreed unanimously on the following matters:

1.	Approved the Annual Report of the Company for the financial year ended December 31, 2020 that the Chairman will present at the Annual General Meeting of Shareholders on March 31, 2021 (‘AGM’).
2.	Approved the audited consolidated financial statements of the Company and its subsidiaries, for the financial year ended December 31, 2020, including the report of the external independent auditors Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, to be presented at the AGM.
3.	Agreed to recommend for consideration of the AGM (i) the reappointment of Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, as the external independent auditors of the Company and its subsidiaries for the financial year 2021, with the previous authorization of the Audit Committee; and (ii) to delegate the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof).

Furthermore, the Board of Directors also agreed unanimously to transfer S/346,994,407.43 to non-restricted special reserves, resulting from earnings corresponding to fiscal year 2020. As a result, non-restricted special reserves will amount to S/7,031,722,398.58, which cannot be used without the authorization of the Superintendency of Banks, Insurance and Pension Fund Managers of Peru.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative